Exhibit 99.4

The Honourable Donna Harpauer Deputy Premier and Minister of Finance23-24GROWTH THAT WORKS FOR EVERYONEFIRST QUARTER FINANCIAL REPORT

2023-24 First Quarter Financial Report Government of Saskatchewan August 31, 2023

2023-24 FIRST QUARTER HIGHLIGHTS

Overview

At first quarter (Q1), a $485.5 million surplus is forecast, $532.0 million lower than the $1.0 billion surplus projected in the 2023-24 Budget.

Higher-than-budgeted expense is being forecast at Q1 largely due to higher pension expense and higher than expected spending to fight wildfires and to safely evacuate those impacted by the fires. Lower Non-Renewable Resources revenue at Q1 compared to budget, largely resulting from lower potash and oil prices and slower-than-budgeted production growth, has also contributed to the bottom-line forecast at first quarter.

The plan to retire up to $1 billion in operating debt remains unchanged at first quarter, as higher opening cash balances due to a strong year end in 2022-23 have offset the drop in the projected surplus.

Saskatchewan’s net-debt-to-Gross Domestic Product (GDP) is projected to be 13.4 per cent at the end of fiscal year 2023-24 and is currently ranked second-lowest among the provinces, after only Alberta.

Revenue

Revenue at first quarter is forecast to be $123.7 million, or 0.6 per cent, lower than budgeted.

Lower projected revenue at Q1 compared to budget is primarily due to a $528.9 million decrease in forecast Non-Renewable Resources revenue. The main contributors to lower resource revenue are lower potash prices and lower-than-budgeted production growth, a decrease in the Resource Surcharge driven primarily by reduced potash prices, and lower oil prices and production.

These decreases are largely offset at first quarter by a combined increase of $405.2 million across all other major revenue categories. These increases include higher than budgeted Taxation revenue due to ongoing strength in consumption and, as a result, Provincial Sales Tax (PST) revenue. There are also increases in Government Business Enterprise (GBE) net income, Other Own-Source Revenue and Federal Transfers.

Expense

At first quarter, expense is forecast to be $408.2 million, or 2.2 per cent, higher than budgeted.

Higher expense is largely due to a $317.3 million increase, which is primarily pension expense affecting the Education, General Government, and Financing Charges themes. Also contributing to a higher first quarter expense forecast are higher costs related to wildfire and evacuation response activities and Provincial Disaster Assistance Program claims.

Debt

Gross debt at first quarter is forecast to be $30.9 billion, at March 31, 2024, which is $61.2 million higher than forecast at budget.

The increase consists primarily of $59.5 million in debt for GBE capital projects. This debt is considered self-supporting because the GBEs, which include certain Crown corporations, use their cash flows to repay debt.

At first quarter, operating debt is forecast to be $7.5 billion at the end of the 2023-24 fiscal year, the same as budgeted, and $988.0 million lower than the prior fiscal year (2022-23).

Saskatchewan has one of the lowest net-debt to GDP ratios among Canadian provinces at 13.4 per cent. Net-debt is now forecast to be $14.3 billion at the end of 2023-24, an increase of $220.0 million from budget.

Economy

Saskatchewan led the nation in economic growth in 2022 with real GDP growth of 5.7 per cent. Real GDP is expected to grow by 1.8 per cent in 2023, second highest among the provinces, and by 1.2 per cent in 2024, third highest, according to the most recent average of private sector forecasts.

Many aspects of the economy have shown strength to start 2023. The labour market has been particularly strong so far hitting record highs for the provincial working-age population, labour force, employment (including full-time), and the off-reserve Indigenous population in July 2023. Year-to-date, the seasonally-adjusted unemployment rate averaged 4.6 per cent over the first seven months of 2023, the second lowest rate among provinces. Saskatchewan also had the second highest employment rate (proportion of population being employed) among provinces, 63.9 per cent year-to-date.

2023-24 First Quarter Financial Report	1

2023-24 FORECAST UPDATE - FIRST QUARTER

(Millions of Dollars)

	Budget	First Quarter Forecast	Change
Revenue
Taxation	9,633.8	9,783.5	149.7
Non-renewable resources	3,344.6	2,815.7	(528.9)
GBE net income	529.1	648.8	119.7
Other own-source revenue	2,615.6	2,726.4	110.8
Federal Transfers	3,554.6	3,579.6	25.0

Total Revenue	19,677.7	19,554.0	(123.7)

Expense
Agriculture	1,449.8	1,449.8	—
Community development	866.0	866.0	—
Economic development	367.4	367.4	—
Education	4,035.7	4,304.2	268.5
Environment and natural resources	254.4	256.3	1.9
Financing charges	812.2	816.6	4.4
General government	540.1	584.4	44.4
Health	7,056.3	7,056.3	—
Protection of persons and property	968.5	1,057.6	89.0
Social services and assistance	1,665.2	1,665.2	—
Transportation	644.6	644.6	—

Total Expense	18,660.2	19,068.5	408.2

Surplus (Deficit)	1,017.5	485.5	(532.0)

REVENUE UPDATE

The first quarter revenue forecast is $19.6 billion, a decrease of $123.7 million, or 0.6 per cent, compared to the 2023-24 Budget. This decrease is mainly attributed to a reduction in Non-Renewable Resources revenue.

Non-Renewable Resources

Forecast revenue from Non-Renewable Resources decreased $528.9 million from budget, primarily due to lower potash and oil prices.

Potash revenue decreased $317.2 million, mainly due to lower prices (US$338 per KCI tonne, down US$30.6 from budget), lower-than-budgeted sales volumes and higher operating costs.

Oil and Natural Gas revenue is expected to decrease by $42.9 million, mainly due to lower oil prices and lower-than- budgeted production growth. This decrease is partially offset by a significantly improved light-heavy oil price differential.

The Resource Surcharge decreased by $190.0 million, reflecting lower-than-budgeted potash and oil sales forecasts.

This decrease in Non-Renewable Resources revenue is partially offset by a $19.7 million increase in Crown Land Sales, mainly due to higher demand in southeast Saskatchewan.

There is a $1.5 million net increase in Other Non-Renewable Resources, driven by improved uranium royalties. This is partially offset by lower-than-budgeted gold and coal royalties.

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West Texas Intermediate (WTI) Oil Price

WTI is now forecast to average US$74.47 per barrel in 2023-24, down from US$79.50 at budget. A US$1 per barrel change in the fiscal-year average WTI oil price results in an estimated $15.9 million change in 2023-24 oil royalties (all else being equal).

As of July 31, 2023, WTI must average US$74.54 per barrel over the last eight months of the fiscal year to align with 2023-24 first-quarter assumptions, compared to US $74.34 in the first four months.

Oil Differential and Production

The light-heavy oil differential forecast for the first quarter is 13.9 per cent, down from 23.8 per cent at budget. A lower differential will result in higher oil revenue for Saskatchewan (all else being equal). Oil production is forecast at 167.2 million barrels in the first quarter, down from 170.5 barrels at budget.

Potash

Potash prices peaked in the spring of 2022 and, while still elevated, have been declining from record highs. The average price is now expected to be US$338 per KCl tonne in 2023-24, down from US$369 per KCl tonne at budget. A US$10 per tonne change in the fiscal-year average price results in a $66.1 million change in 2023-24 potash revenue (all else being equal).

Exchange Rate

The exchange rate is now forecast to average 74.64 US cents in 2023-24, up from 74.35 US cents at budget. A 1 US cent change in the fiscal-year average exchange rate results in an estimated $48.0 million change in 2023-24 Non-Renewable Resources revenue (all else being equal). A higher exchange rate results in lower revenue and a lower exchange rate results in higher revenue as resource exports are priced in US dollars.

As of July 31, 2023, the Canadian dollar must average 74.54 US cents over the last eight months of the fiscal year to align with 2023-24 first quarter assumptions, compared to 74.77 US cents in the first four months.

2023-24 NON-RENEWABLE RESOURCE FORECAST ASSUMPTIONS

	2022-23	2023-24		Change From
	Actual	Budget	First Quarter Forecast	Budget
WTI Oil Price (US$/barrel)	89.59	79.50	74.47	(5.03)
Light-Heavy Differential (% of WTI)	18.9	23.8	13.9	(9.9)
Well-head Oil Price (C$/barrel)[1]	91.26	78.07	77.97	(0.10)
Oil Production (million barrels)	166.7	170.5	167.2	(3.3)

Potash Price (netback, US$/KCl tonne)[2]	562	369	338	(30.6)
Potash Price (netback, C$/K2O tonne)[2]	1,205	814	744	(69.2)
Potash Sales (million KCl tonnes)[2]	22.8	25.0	24.5	(0.5)
Potash Sales (million K2O tonnes)[2]	13.9	15.3	14.9	(0.3)

Canadian Dollar (US cents)	75.64	74.35	74.64	0.29

[1]	The average price per barrel of Saskatchewan, light, medium and heavy oil
[2]	Ministry of Finance calculations derived from calendar-year forecasts, KCI figures are estimated from K2O statistics at 0.61 conversion rate

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Taxation

Taxation revenue is forecast to increase $149.7 million from the 2023-24 Budget, primarily due to higher PST revenue as a result of strong economic growth.

Other Own-Source Revenue

Other Own-Source Revenue is forecast to increase $110.8 million from the 2023-24 Budget due primarily to an increase in Fees Revenue resulting from the adoption of a new accounting standard, which requires all previously deferred motor vehicle revenue to be recognized in the current fiscal year. Higher investment income and miscellaneous revenues, across many different entities, are also contributing to the revenue strength.

Federal Transfers

Federal Transfer revenue is forecasted to increase $25.0 million from the 2023-24 Budget, primarily due to $15.2 million related to a prior-year commitment to support implementation of COVID-19 Proof of Vaccination roll-out during the pandemic, and the ongoing maintenance of this information. There is also an $8.1 million increase in Boards of Education federal transfers due to Jordan’s Principle grants for teaching, hiring, and retention programs geared towards First Nations communities.

Net Income from Government Business Enterprises (GBEs)

Net Income from GBEs is forecast to increase by $119.7 million from the 2023-24 Budget, mainly due to a $96.0 million increase in SaskPower net income, reflecting decreases in fuel and purchased power costs and increased electricity exports.

There is also a $54.5 million increase forecast in Saskatchewan Liquor and Gaming Authority (SLGA) net income, driven by two months of gaming revenue that were originally budgeted to be reported by Lotteries and Gaming Saskatchewan (LGS), as well as strong wholesale liquor revenues.

The increase in GBE net income is partially offset by a $26.8 million decrease in LGS net income, mainly due to the aforementioned April and May 2023 revenue being reported by SLGA.

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2023-24 SCHEDULE OF REVENUE

(Millions of Dollars)

	Budget	First Quarter Forecast	Change
Taxation
Corporation Income	1,824.9	1,824.9	—
Fuel	507.8	507.8	—
Individual Income	3,091.8	3,091.8	—
Property	805.0	804.7	(0.3)
Provincial Sales	2,720.3	2,870.3	150.0
Tobacco	150.0	150.0	—
Other	534.0	534.0	—

Total Taxation	9,633.8	9,783.5	149.7

Non-Renewable Resources
Crown Land Sales	19.4	39.1	19.7
Oil and Natural Gas	963.1	920.2	(42.9)
Potash	1,376.5	1,059.3	(317.2)
Resource Surcharge	823.0	633.0	(190.0)
Other	162.6	164.1	1.5

Total Non-Renewable Resources	3,344.6	2,815.7	(528.9)

Net Income from Government Business Enterprises
Municipal Financing Corporation	0.4	0.4	—
Saskatchewan Auto Fund	(109.3)	(109.3)	—
Lotteries and Gaming Saskatchewan	186.7	159.9	(26.8)
Saskatchewan Government Insurance	27.4	27.4	—
Saskatchewan Liquor and Gaming Authority[1]	223.5	278.0	54.5
Saskatchewan Power Corporation	23.1	119.1	96.0
Saskatchewan Telecommunications Holding Corporation	95.7	95.7	—
Saskatchewan Water Corporation	6.3	6.3	—
SaskEnergy Incorporated	43.0	36.5	(6.5)
Saskatchewan Workers’ Compensation Board	1.8	5.2	3.4
Consolidation Adjustments	30.5	29.6	(0.9)

Total net income from Government Business Enterprises	529.1	648.8	119.7

Other Own-Source Revenue
Fees	1,240.7	1,311.9	71.2
Insurance	522.6	523.1	0.5
Investment Income	196.9	231.5	34.6
Transfers from Other Governments	90.3	79.3	(11.0)
Miscellaneous	565.1	580.6	15.5

Total Other Own-Source Revenue	2,615.6	2,726.4	110.8

Transfers from the Federal Government
Canada Health Transfer	1,504.9	1,504.9	—
Canada Social Transfer	499.9	499.9	—
Other	1,549.8	1,574.8	25.0

Total Transfers from the Federal Government	3,554.6	3,579.6	25.0

Total Revenue	19,677.7	19,554.0	(123.7)

[1]	Gaming-related net income is allocated to Lotteries and Gaming Saskatchewan beginning June 1, 2023

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EXPENSE UPDATE

At first quarter, expense is forecast to be $408.2 million, or 2.2 per cent, higher than budget.

This increase is largely due to an additional $268.5 million in expense forecast in Education, primarily related to an increase in pension expense resulting from actuarial adjustments to the Saskatchewan Teachers Superannuation Plan (STSP) , as well as increases related to salaries and benefits, operational supplies, and student debt management benefits within the theme.

There is a $89.0 million increase in Protections of Persons and Property for Saskatchewan Public Safety Agency to respond to wildfire and evacuation activities and Provincial Disaster Assistance Program claims.

In addition, General Government expense is forecast to increase $44.4 million, primarily due to the actuarial adjustments to the Public Service Superannuation Plan (PSSP).

Financing Charges expense is forecast to increase $4.4 million as a result of increases in the STSP and the PSSP opening pension liabilities.

All other expense themes are forecast to be near or on budget.

DEBT UPDATE

At first quarter, gross debt is forecast to be $30.9 billion by the fiscal year-end, which is $61.2 million higher than the 2023-24 Budget.

The increase is primarily attributable to a $59.5 million increase in debt for GBEs, including $30.0 million for the Municipal Financing Corporation (MFC) resulting from increased demand by municipalities for funding, and a $47.3 million increase in debt for SaskWater due to the acceleration of the pipeline component of the Regina Regional Non-Potable project in 2023-24 that was originally planned for 2024-25.

These increases are offset by $17.8 million in decreases across other GBEs, primarily due to lower-than-forecast actual March 31, 2023 balances. GBEs, which include certain Crown corporations, have what is termed self-supporting debt because amounts borrowed are expected to be repaid by the cash flows the entities generate.

Government Service Organization (GSO) debt is considered taxpayer-supported debt and includes government’s General Revenue Fund (GRF) operating, the Saskatchewan Capital Plan, and other ministry, agency and service organization debt. There is a $1.7 million increase in projected debt for smaller GSOs.

GRF operating debt is forecast to be $7.5 billion at the end of the 2023-24 fiscal year, the same as budgeted, and $988.0 million lower than the prior fiscal year (2022-23). While the surplus is projected to be lower at Q1 than forecast at budget, the GRF has sufficient cash balances as a result of higher than expected 2022-23 closing cash balances, to leave the operating debt forecast unchanged.

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2023-24 SCHEDULE OF GROSS DEBT

As at March 31

(Millions of Dollars)

	Budget	First Quarter Forecast	Change
Government Service Organization (GSO) Debt
General Revenue Fund - operating	7,463.9	7,463.9	—
- Saskatchewan Capital Plan[1]	10,371.1	10,371.1	—
Boards of Education	116.0	116.0	—
Global Transportation Hub Authority	21.2	20.0	(1.2)
Health Sector Affiliates	6.7	5.7	(1.0)
Innovation Saskatchewan	52.1	52.1	—
Saskatchewan Health Authority	46.7	46.7	—
Water Security Agency	4.7	4.7	—
Other	1.4	5.3	3.9

Taxpayer-Supported Debt	18,083.8	18,085.5	1.7

Government Business Enterprise (GBE) Debt
Lotteries and Gaming Saskatchewan Corporation	79.0	79.0	—
Municipal Financing Corporation of Saskatchewan	294.2	324.2	30.0
Saskatchewan Liquor and Gaming Authority	—	—	—
Saskatchewan Power Corporation	8,376.0	8,362.3	(13.7)
Saskatchewan Telecommunications Holding Corporation	1,787.0	1,783.5	(3.5)
Saskatchewan Water Corporation	107.9	155.2	47.3
SaskEnergy Incorporated	2,127.4	2,126.8	(0.6)

Self-Supporting Debt [2]	12,771.5	12,831.0	59.5

Total	30,855.3	30,916.5	61.2

Guaranteed Debt	75.1	75.1	—

[1]	General Revenue Fund - Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in infrastructure assets.
[2]

GBE or self-supporting debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE-specific debt is included in “Investment in government business enterprises” in the Summary Financial Statements.

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Net Debt

At first quarter, net debt is forecast to be $14.3 billion at March 31, 2024, an increase of $220 million from the 2023- 24 Budget. The increase is primarily due to the lower surplus and GSO capital asset acquisitions primarily in Boards of Education for additional school bus purchases and short-term construction projects.

Saskatchewan’s net-debt-to-GDP is projected to be 13.4 per cent by the end of the fiscal year, compared to 13.2 per cent at budget. Saskatchewan continues to have among the lowest net-debt-to-GDPs among provinces, and is currently second lowest behind only Alberta.

NET DEBT AS A PER CENT OF GDP

Sources: Net Debt: Jurisdictions most recent data (as of July 31, 2023).

GDP: SK-Saskatchewan Ministry of Finance. All other provinces Conference Board of Canada, May 10, 2023.

ECONOMIC UPDATE

Saskatchewan’s economy continues to perform well in 2023, building upon the momentum from a record performance in 2022. Saskatchewan’s GDP growth of 5.7 per cent in 2022 was the highest in the nation, driven by high commodity prices, a strong labour market, increased investment and a rebound in crop production from the drought of 2021.

Strong economic performance continued through the start of 2023, however going forward there are some risks posed by high interest rates, elevated inflation, labour shortages, softening of commodity prices and weakness in global demand.

Key Measures

Saskatchewan’s population grew by 2.8 per cent between April 1, 2022, and April 1, 2023, an increase of more than 33,000 people. The province’s population is higher than it has ever been, at more than 1.22 million people as of April 1, 2023.

Saskatchewan achieved record highs for the month of July for labour force (624,700), employment (591,500) and full-time employment (498,100). Employment increased by 1,900 in July 2023 compared to July 2022, marking 28 consecutive months of year-over-year increases. Year-to-date, Saskatchewan’s seasonally-adjusted unemployment rate decreased from an average of 4.7 per cent in 2022 to 4.6 per cent in 2023 achieving the second lowest rate among provinces and staying below the national rate of 5.2 per cent.

Saskatchewan’s wholesale trade (excluding petroleum, petroleum products, and other hydrocarbons, oilseed and grain) recorded growth of 7.7 per cent, the third highest among provinces in the first five months of 2023 compared to the same period in 2022. Other key economic indicators including manufacturing sales, new motor vehicle sales, and retail sales have increased in the first five months of 2023 compared to the same period in 2022.

GDP

Based on the most recent average of private sector forecasts, Saskatchewan is expected to be second among the provinces in 2023 with a real GDP growth of 1.8 per cent, and third in 2024 with a real GDP growth of 1.2 per cent.

2023-24 First Quarter Financial Report	8

SASKATCHEWAN ECONOMIC INDICATORS IN 2023

(Year-to-date)

			Canada %
	Level	% Change	Change	Time Period
Population at Apr.1 (000s)	1,221.4	2.8	3.1	April
Employment (000s)*	587.3	1.2	2.5	Jan. - Jul.
Unemployment Rate (%)*	4.6	n.a	5.2	Jan. - Jul.
Employment Rate (%)*	63.9	n.a	62.2	Jan. - Jul.
Consumer Price Index (2002=100)*	159.1	4.9	4.3	Jan. - Jun.
Average Weekly Earnings ($)*	1,163.7	2.3	2.6	Jan. - May.

Retail Sales ($B)**	9.9	2.3	3.1	Jan. - May.
Wholesale Trade ($B)**	18.9	7.7	4.0	Jan. - May.
New Motor Vehicle Sales (# of Units)**	16,616	2.7	8.1	Jan. - May.
Food Services & Drinking Places Sales ($M)**	951.7	15.9	19.9	Jan. - May.
Manufacturing Sales ($B)**	11.0	2.0	3.4	Jan. - May.
International Goods Exports ($B)**	25.4	4.7	(0.5)	Jan. - Jun.
Building Permits ($B)**	0.6	(26.4)	(9.8)	Jan. - May.
Housing Starts (# of Units)**	1,929.0	(10.0)	(8.1)	Q1-Q2
Investment in Building Construction ($B)**	1.5	(0.7)	(0.2)	Jan. - May.
Residential ($B)**	1.0	(7.5)	(4.5)	Jan. - May.
Non-residential ($B)**	0.5	15.1	11.1	Jan. - May.

Source: Statistics Canada, August 8, 2023

Notes: 1. Wholesale trade excludes petroleum, petroleum products, and other hydrocarbons and oilseed and grain

2. Unemployment and employment rates are reported as percentage levels (not percentage changes)

*	Year to date average
**	Year to date total

PRIVATE SECTOR FORECASTS OF SASKATCHEWAN REAL GDP GROWTH*

(Per Cent)

	2023	2024	Release Date
IHS Global Insight	0.9	1.1	Apr. 23
Conference Board of Canada	2.5	1.9	Jun. 23

TD Bank	2.4	1.2	Jun. 23
RBC	2.0	1.2	Jun. 23
BMO	1.9	0.9	Jul. 22
CIBC	1.6	1.9	Oct. 22
Scotiabank	2.0	0.7	Jul. 23
National Bank	1.6	0.2	Jul. 23
Laurentian Bank	1.7	1.8	Feb. 23

Average of Private Sector Forecasts	1.8	1.2

2023-24 Budget Forecast	1.3	1.8

*	As of July 31, 2023

Sources: Major Canadian banks, IHS Markit, and Conference Board of Canada

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